UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 000-29480

HERITAGE FINANCIAL CORPORATION 401(k) PROFIT SHARING PLAN AND TRUST
(Full title of the plan)

HERITAGE FINANCIAL CORPORATION
201 5TH AVENUE S.W.
OLYMPIA, WASHINGTON 98501-1114
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION
The Heritage Financial Corporation 401(k) Profit Sharing Plan and Trust (the Plan) is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and elects to file Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.
Furnished herewith are the financial statements and schedules of the Plan as of December 31, 2019 and 2018 and for the year ended December 31, 2019.

FINANCIAL STATEMENTS AND EXHIBITS
(a)    Financial statements
    Statements of Net Assets Available for Benefits as of December 31, 2019 and 2018
    Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2019
    Notes to Financial Statements
    Form 5500, Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

(b)     Exhibits
The following exhibit is being furnished herewith and this list shall constitute the exhibit index:

23.1	Consent of Independent Registered Public Accounting Firm

HERITAGE FINANCIAL CORPORATION
401(k) PROFIT SHARING PLAN AND TRUST
Financial Statements and Supplemental Schedule
December 31, 2019 and 2018
(Report of Independent Registered Public Accounting Firm)

HERITAGE FINANCIAL CORPORATION
401(k) PROFIT SHARING PLAN AND TRUST

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	4
Financial Statements:
Statements of Net Assets Available for Benefits	5
Statement of Changes in Net Assets Available for Benefits	6
Notes to Financial Statements	7
Supplemental Schedule:
Schedule of Assets (Held at End of Year)	14
Other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted as they are not applicable.

Report of Independent Registered Public Accounting Firm

Plan Participants and Advisory Committee of the Heritage Financial Corporation 401(k) Profit Sharing Plan and Trust
Olympia, Washington

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Heritage Financial Corporation 401(k) Profit Sharing Plan and Trust (the "Plan") as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of Heritage Financial Corporation 401(k) Profit Sharing Plan and Trust’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP

We have served as the Plan's auditor since 2012.

Oak Brook, IL
June 25, 2020

HERITAGE FINANCIAL CORPORATION
401(k) PROFIT SHARING PLAN AND TRUST
Statements of Net Assets Available for Benefits
December 31, 2019 and 2018

	December 31, 2019	December 31, 2018
Assets:
Investments at fair value:
Mutual funds	$63,775,341	$47,954,457
Heritage Financial Corporation common stock	7,842,949	8,684,897
Stable value collective trust fund	5,033,866	5,843,831
Cash and cash equivalents	300,775	417,388
Total investments at fair value	76,952,931	62,900,573
Notes receivable from participants	847,410	801,639
Non-interest bearing cash	23,115	10,333
Total assets	77,823,456	63,712,545
Liabilities:
Accounts payable and other	13,212	13,006
Total liabilities	13,212	13,006
Net assets available for benefits	$77,810,244	$63,699,539
See accompanying Notes to Financial Statements.

HERITAGE FINANCIAL CORPORATION
401(k) PROFIT SHARING PLAN AND TRUST
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2019

Year Ended
December 31, 2019
Investment income:
Net appreciation in fair value of investments	$10,438,590
Dividends	1,741,691
Other	78,029
Net investment income	12,258,310

Interest income on notes receivable from participants	35,713

Contributions:
Participant salary deferrals	5,171,004
Employer	1,606,327
Participant rollovers	1,669,148
Total contributions	8,446,479
Total additions	20,740,502
Deductions:
Benefits paid to participants	6,443,140
Administrative expenses	186,657
Total deductions	6,629,797
Net increase in net assets	14,110,705
Net assets available for benefits, beginning of year	63,699,539
Net assets available for benefits, end of year	$77,810,244
See accompanying Notes to Financial Statements.

HERITAGE FINANCIAL CORPORATION
401(k) PROFIT SHARING PLAN AND TRUST
Notes to Financial Statements
December 31, 2019 and 2018

(1)     Description of Plan
The following description of the Heritage Financial Corporation 401(k) Profit Sharing Plan and Trust (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
(a )     General
Heritage Financial Corporation (the "Company") is a bank-holding company headquartered in Olympia, Washington, and is considered the Plan Sponsor. The Plan is administered by the Advisory Committee, which consists of certain officers and employees of the Company.
The Plan is a qualified defined contribution plan established by the Company under the provisions of Section 401(a), Section 401(k) and Section 4975(e)(7) of the Internal Revenue Code ("IRC") with salary reduction and employee stock ownership features for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.
(b)     Eligibility
Employees are eligible to participate in the Plan on the first of the month coincident with or following thirty days of service.
(c)     Contributions
Subject to certain Internal Revenue Service ("IRS") limitations discussed below, participants may make elective pre-tax 401(k) and after-tax Roth 401(k) contributions up to 100% of their eligible compensation. The IRS limitations include a dollar limitation of $19,000 for 2019 and certain discrimination testing limitations. Additionally, participants over the age of 50 at Plan year end may make catch-up contributions up to the applicable dollar limitation of $6,000 for 2019.
Participants may also contribute rollovers into the Plan, which represent distributions from other qualified plans, if certain conditions are met. The Plan permits In-Plan Conversion features to convert amounts within the Plan to Roth Accounts either as In-Plan Roth Rollovers or In-Plan Roth Transfers.
The Company makes a matching contribution to participant accounts equal to 50% of the participant’s contribution, up to 6% of the participant’s eligible compensation. Matching contributions are considered part of the employer contributions, and are subject to discrimination limitations.
The Company's profit sharing contribution is discretionary. The Company did not make a discretionary contribution for the plan year 2019. Discretionary profit sharing contributions are considered part of the employer contributions.
The following provisions apply to employer contributions:

•	Participants are eligible for matching contributions upon participation in the Plan.

•	Matching and discretionary profit sharing contributions to the Plan are invested as directed by the employee.

•
Participants, who are not credited with at least 1,000 hours of service during the Plan year or are not employed on the last working day of a Plan year, are not eligible for an allocation of discretionary profit sharing contributions for that year except in the event of the participant’s death, disability or retirement.

(d)     Participants' Accounts
Each participant’s account is credited with the (a) the participant's contribution, (b) employer contributions, and (c) allocations of Plan earnings net of expenses, as determined by the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participant accounts are valued daily.
(e)     Vesting
Participants are always 100% vested in all contributions and earnings thereon.

(f)     Investment Options
Participants direct the investment of their contributions and the Company's matching contributions in 1% increments into various investment options offered by the Plan. The Plan currently offers investments in mutual funds, a stable value collective trust fund, and the Company's stock fund. Participants also have the option to invest in four different managed portfolio strategies. When a new participant is added to the Plan, any contribution will be allocated to the default investment option if the participant has inadvertently failed to provide investment election options.
Participants may change their investment elections and reallocate their investments on a daily basis (including with respect to Company stock). Contributions may be temporarily held as cash balances pending the execution of the investment according to the participant’s direction.
(g)     Payment of Benefits
No distributions from the Plan may be made until a participant retires, dies (in which case, payment shall be made to his or her beneficiary or, if none, to his or her legal representatives), becomes disabled or otherwise terminates employment with the Company. Participants aged 59 1/2 or older are eligible for in-service distributions. However, the participant has the right to defer receipt of their Plan accounts until he or she attains their normal retirement age (age 65).
Distributions are made in cash, Company stock, or both, at the election of the participant, subject to the terms of the Plan.
Benefit distributions are based on the participant’s vested account balance and may be distributed in a lump sum. If a participant’s vested account balances exceed $1,000, a participant may elect to have the vested accounts distributed in installments over a period of not more than the participant’s life expectancy. Participants with account balances prior to 2008 may elect distributions through the purchase of an annuity. In the case of a married participant, certain accounts from a previously merged plan must be distributed in the form of a joint and survivor annuity with the participant’s spouse as the joint annuitant, unless waived by the participant and consented to by the participant’s spouse.
Under certain conditions, participants, while still employed by the Company, are permitted to withdraw in a single sum, the employee contribution portion of their account balance on account of hardship as defined in IRS regulations. In addition, participants, while still employed by the Company, are permitted to withdraw all or a portion of their employee account balance after age 59 1/2. Rollover accounts may be withdrawn, all or part, once during each Plan year regardless of the participant’s age.
The Plan provides for automatic rollovers for terminated participants with balances under $5,000 into an Individual Retirement Account (“IRA”) with Millennium Trust. Affected participants are notified of the change and provided an opportunity to distribute or move their funds. Participants are charged a one-time $35 fee to be rolled into this IRA and an annual $40 fee to maintain a balance.
(h)     Voting and Dividend Rights
No participant shall have any voting or dividend rights or other rights of a stockholder prior to the time that shares are allocated to the participant.
Each participant is entitled to exercise voting rights attributable to the shares of Company stock allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised.
(i)    Forfeitures
Forfeitures may be used to pay reasonable and permitted administrative expenses or to reduce the Company’s employer contribution obligation. Forfeitures used during 2019 were $35,320. There were no forfeitures available to be used at December 31, 2019. There were $34,692 forfeitures available to be used at December 31, 2018.
(j)     Notes Receivable from Participants
Participants may borrow, upon written application, any amount provided that the aggregate amount of all outstanding notes from the participant to the Plan, taking into account notes payable to any other qualified plan maintained by the employer, shall not exceed the lesser of $50,000 or 50% of the participant’s vested account balance. Participants can request loans for any purpose. Note terms shall not exceed five years, except for the purchase of a primary residence. The notes are collateralized by the balance in the participant’s account and bear interest at a rate equal to the then current prime rate. Loans which were transferred into the Plan retained the repayment terms and interest rates in effect at the time of transfer. Principal and interest is paid ratably through semi-monthly payroll deductions.

(k)     Administrative Expenses and Revenue Sharing Credits
Administrative expenses including trust, recordkeeping and investment advisor fees are paid by the Plan. Certain administrative expenses incurred by the Plan, including audit expenses, are paid directly by the Company and are excluded from these financial statements. Investment-related expenses are included in the net appreciation of fair value of investments.
The Plan earns revenue sharing credits from certain mutual funds based on the invested balances. The credits may be used to pay reasonable and permitted administrative expenses. Credits used to pay Plan expenses during 2019 were $81,638.

(2)    Summary of Significant Accounting Policies
(a)     Basis of Accounting
The accompanying financial statements have been prepared under the accrual method of accounting. Investments held by a defined contribution plan are required to be reported at fair value.
(b)     Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(c)     Risks and Uncertainties
The Plan allows participants to direct contributions into various mutual funds, a stable value collective trust fund and Company stock. The mutual funds are all registered investment companies. The underlying investment securities of these funds and the Company stock are exposed to various risks, including but not limited to interest rate, market, liquidity and credit risk. Due to the level of risk associated with certain underlying investment securities, the sensitivity of certain fair value estimates to changes in valuation assumptions, and the level of uncertainty related to changes in the value of the funds, it is likely that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.
Participants should refer to Heritage Financial Corporation’s annual and quarterly financial statements filed with the Securities and Exchange Commission (Form 10K and 10Q) regarding risks associated with Company stock.
(d)    Investment Valuation and Income Recognition
The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan Trustees determine the Plan’s valuation policies utilizing information provided by the investment advisers, custodians, and insurance company. See Note (3) Fair Value Measurements for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Dividend income is accrued on the ex-dividend date. Interest income is recorded on the accrual basis. Realized gains and losses from security transactions are reported on the moving average method. Net appreciation (depreciation) in fair value of investments represents the change in fair value from one period to the next and realized gains and losses.
(e)     Payment of Benefits
Benefits are recorded when paid. There was $12,240 and $10,259 allocated to withdrawing participants at December 31, 2019 and 2018, respectively.
(f)     Notes and Receivable from Participants
Notes receivable from participants are stated at the outstanding balance of the loan plus accrued interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. All notes were current and the Plan recorded no allowance for loan losses related to the outstanding notes receivable from participants as of December 31, 2019 and 2018.

(g)    Excess Contributions Payable
Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. The Plan distributes the excess contributions to the applicable participants before March 15th of the subsequent year. There were no excess contributions payable as of December 31, 2019. There were $4,070 excess contributions payable as of December 31, 2018.
(h)    New Accounting Pronouncement
In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2018-13, “Changes to the Disclosure Requirements for Fair Value Measurement.” ASU 2018-13 modifies the disclosure requirements on fair value measurements from Accounting Standards Codification 820, “Fair Value Measurement.” ASU 2018-13 is effective for interim and annual reporting periods beginning after December 15, 2019, with early adoption permitted. The effect of the adoption of ASU 2018-13 will be a change to the disclosure requirements for certain fair value measurements. Management adopted ASU 2018-13 on January 1, 2019.

(3)    Fair Value Measurements
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (exit price) in principal or most advantageous market in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:
Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2: Observable inputs other than Level 1 quoted prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs other than quoted prices that are observable or corroborated by observable market data. Level 2 quoted prices are obtained from independent third-party brokers or dealers, including prices derived from model-based valuation techniques for which the significant assumptions are observable in the market or corroborated by observable market data.
Level 3: Unobservable inputs that are supported by little or no market activity. These inputs require significant management judgment and reflect the Plan’s estimation of assumptions that market participants would use in pricing the asset or liability.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.
The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan. There have been no changes in the methodologies used at December 31, 2019 and 2018.
Heritage Financial Corporation common stock: Valued based on its closing price as quoted on the NASDAQ National Market System. The Plan Sponsor common stock is determined to be a Level 1 investment.
Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the United States Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. These are determined to be Level 1 investments.
Cash and cash equivalents: Valued based on quoted prices in active markets and determined to be a Level 1 investment.
Collective trust fund: As the stable value collective trust fund is composed primarily of fully benefit-responsive investment contracts, it is valued at the NAV of units of the bank collective trust. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner. The stable value collective trust fund seeks to provide investors with a moderate level of stable income without principal volatility.
The fair value of other financial instruments such as employer contributions receivable approximate their carrying value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value on a recurring basis as of December 31, 2019 and 2018:

	Investments at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Mutual funds	$63,775,341	$—	$—	$63,775,341
Heritage Financial Corporation common stock	7,842,949	—	—	7,842,949
Cash and cash equivalents	300,775	—	—	300,775
Total investments in the fair value hierarchy	71,919,065	—	—	71,919,065
Collective trust fund (1)	—	—	—	5,033,866
Total investments at fair value	$71,919,065	$—	$—	$76,952,931

	Investments at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Mutual funds	$47,954,457	$—	$—	$47,954,457
Heritage Financial Corporation common stock	8,684,897	—	—	8,684,897
Cash and cash equivalents	417,388	—	—	417,388
Total investments in the fair value hierarchy	57,056,742	—	—	57,056,742
Collective trust fund (1)	—	—	—	5,843,831
Total investments at fair value	$57,056,742	$—	$—	$62,900,573
(1) In accordance with FASB Accounting Codification Standards ("ASC") 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

(4)    Plan Termination
Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon termination of the Plan, participant accounts will be distributed to the participant or his or her beneficiary as prescribed by the Plan document and the IRC.

(5)    Tax Status
The Plan obtained its latest favorable determination letter on May 22, 2018, in which the Internal Revenue Service ("IRS") ruled that the Plan, as amended through December 30, 2015, was in compliance with the applicable requirements of the IRC. Although the Plan has been amended since the as amended date in the favorable determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been included in the Plan’s financial statements as of December 31, 2019.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2016.

(6)    Party-in-Interest Transactions
A party-in-interest is defined under Department of Labor and ERISA regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The following qualify as a party-in-interest or party-in-interest transactions:

•
Certain officers of the Company serve as Trustees of the Plan and certain officers or employees of the Company may perform administrative functions for the Plan. No officer or employee receives compensation from the Plan.

•
The Plan’s assets are held by Matrix Trust Company, a Broadridge Financial Solutions, Inc. company, the custodian of the Plan assets. The Plan assets are managed by the custodian, at the direction of the Trustees, which invests cash received, interest and dividend income, and makes distributions to participants.

•
Northwest Plan Services, Inc. ("NWPS") serves as the recordkeeper of the Plan. The recordkeeper maintains participant account detail and administers the payment of interest and principal on the participant loans.

•	RBC Wealth Management serves as the investment advisor to the Plan.

•	The Plan issues loans to participants, which are secured by the balance in the participant’s accounts.

•
The Plan’s investment in Heritage Financial Corporation common stock constitutes a party-in-interest transaction as the Company is a related party. The value of the Company common stock held by the Plan as of December 31, 2019 and 2018 is disclosed in Note (3) Fair Value Measurements. Total dividend income recognized by the Plan from the investment in Heritage Financial Corporation common stock was $242,726 during the year ended December 31, 2019.

(7)    Reconciliation of Financial statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	December 31, 2019	December 31, 2018
Net assets available for benefits per the financial statements	$77,810,244	$63,699,539
Amounts allocated to withdrawing participants at current year end	(12,240)	(10,259)
Net assets available for benefits per the Form 5500	$77,798,004	$63,689,280
The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500:

Year Ended December 31, 2019
Net increase in net assets available for benefit per the financial statements	$14,110,705
Amounts allocated to withdrawing participants at current year end	(12,240)
Amounts allocated to withdrawing participants at prior year end	10,259
Net income per the Form 5500	$14,108,724

(8)    Subsequent Events
On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the “COVID-19 outbreak”) and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.
The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. This pandemic has adversely affected global economic activity and greatly contributed to significant deterioration and instability in financial markets. As a result, the Plan’s investment portfolio has incurred a significant decline in fair value since December 31, 2019. Because the values of the Plan’s individual investments have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, and related impact on the Plan’s liquidity cannot be determined at this time.
On March 27, 2020, President Trump signed into law the “Coronavirus Aid, Relief, and Economic Security (CARES) Act.” The CARES Act, among other things, includes several relief provisions available to tax-qualified retirement plans and their participants. The Advisory Committee has not made any changes to the Plan as of June 25, 2020; however, the Advisory Committee is monitoring participant requests for the relief provisions.

HERITAGE FINANCIAL CORPORATION
401(k) PROFIT SHARING PLAN AND TRUST
EIN: 91-1857900
Plan Number: 003
Form 5500, Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2019

(a)	(b)	(c)		(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value		Cost	Current Value
	Participant-directed investments:
	Mutual funds:
	American Funds Capital World Growth and Income Fund Class R-4	11,922	shares	**	$621,604
	American Funds EuroPacific Growth Fund Class R-4	74,400	shares	**	4,051,054
	Columbia Contrarian Core Fund Institutional Class	30,127	shares	**	811,022
	Invesco Oppenheimer Developing Markets Fund Class Y	49,806	shares	**	2,271,143
	Metropolitan West Total Return Bond Fund Class I	406,312	shares	**	4,440,989
	T. Rowe Price Blue Chip Growth Fund	65,640	shares	**	8,162,343
	T. Rowe Price QM US Small-Cap Growth Equity Fund	120,306	shares	**	4,776,148
	Templeton Global Bond Fund Advisor Class	140,202	shares	**	1,495,957
	Vanguard 500 Index Fund Admiral Shares	37,982	shares	**	11,323,955
	Vanguard Equity Income Fund Admiral Shares	49,800	shares	**	3,962,117
	Vanguard Extended Market Index Fund Admiral Shares	68,232	shares	**	6,523,651
	Vanguard Real Estate Index Fund Admiral Shares	15,281	shares	**	2,010,650
	Vanguard Target Retirement 2015 Fund Investor Shares	933	shares	**	14,160
	Vanguard Target Retirement 2020 Fund Investor Shares	20,735	shares	**	674,525
	Vanguard Target Retirement 2025 Fund Investor Shares	29,462	shares	**	584,519
	Vanguard Target Retirement 2030 Fund Investor Shares	17,697	shares	**	645,057
	Vanguard Target Retirement 2035 Fund Investor Shares	44,649	shares	**	1,005,485
	Vanguard Target Retirement 2040 Fund Investor Shares	7,946	shares	**	310,938
	Vanguard Target Retirement 2045 Fund Investor Shares	12,085	shares	**	298,496
	Vanguard Target Retirement 2050 Fund Investor Shares	5,431	shares	**	215,976
	Vanguard Target Retirement 2055 Fund Investor Shares	2,170	shares	**	93,704

	Vanguard Target Retirement 2060 Fund Investor Shares	359	shares	**	13,693
	Vanguard Target Retirement 2065 Fund Investor Shares	302	shares	**	7,261
	Vanguard Target Retirement Income Fund Investor Shares	2,331	shares	**	32,757
	Vanguard Total Bond Market Index Fund Admiral Shares	318,607	shares	**	3,520,608
	Vanguard Total International Stock Index Fund Admiral Shares	102,976	shares	**	3,075,885
	Wells Fargo Special Small Cap Value Fund Class Admin	78,374	shares	**	2,831,644
	Collective trust fund:
	Wells Fargo Stable Value M	96,973	units	**	5,033,866
*	Heritage Financial Corporation common stock	277,136	shares	**	7,842,949
	Schwab money market account	300,775	units	**	300,775
					76,952,931

*	Notes receivable from participants	Interest rates from 3.25% to 5.50% and maturity between April 2021 through April 2048		**	847,410
					$77,800,341
*	A party-in-interest as defined by ERISA.
**	The cost of participant-directed investments is not required to be disclosed and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES
The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the Plan) have duly caused the annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HERITAGE FINANCIAL CORPORATION 401(k)
PROFIT SHARING PLAN AND TRUST

Date: June 25, 2020	By:	/s/ Donald J. Hinson
Donald J. Hinson
Chief Financial Officer